24 October 2012 William H. Thompson Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington D.C. 20549 United States	1-3 Strand London WC2N 5EH

By EDGAR

Dear Mr. Thompson

Re:	National Grid plc
Form 20-F for the year ended 31 March 2012
Filed on 12 June 2012
File No. 1-14958

We refer to the comment letter (the “Comment Letter”) dated 27 September 2012 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2012 Form 20-F”) of National Grid plc (“National Grid”). For your convenience, the comments are repeated below, prior to the response.

Notes to the consolidated financial statements – analysis of the primary statements

Note 1. Segmental analysis, page 125

1	You disclose, “[A]s a consequence of the introduction of a new operating model, which took effect on 4 April 2012, there has been a change to the reported segments: the US Transmission, US Gas Distribution and US Electricity Distribution & Generation segments which were presented as separate segments in prior periods, have been combined and are reported as a single ‘US Regulated’ segment.” Please provide us with your analysis under IFRS 8 that supported disclosing all US operations as one reportable segment. Please include the following information in your response:

•	the operating segments you have identified in accordance with paragraphs 5-10 of IFRS 8,

•	the factors used to identify reportable segments,

National Grid plc

Registered Office: 1-3 Strand, London WC2N 5EH

Registered in England and Wales, No 4031152

•

the basis for aggregating identified US operating segments into one reportable US segment given the aggregation criteria in paragraph 12 of IFRS 8 and quantitative thresholds in paragraphs 13-19 of IFRS 8,

•	how the aggregation of all your US operations into one reportable segment complies with the aggregation criteria, and

•	the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segments and assess their performance.

Response

Following the change to our operating model effective from 4 April 2011, the format and content of the information presented to the chief operating decision maker was changed. As a result we reassessed the operating segments to be disclosed in accordance with IFRS 8.

The operating segments we identified in accordance with paragraphs 5-10 of IFRS 8 are those which were reported in our 2012 Form 20-F, namely:

•	UK Transmission;

•	UK Gas Distribution; and

•	US Regulated.

We do not aggregate any operating segments as permitted by paragraph 11 of IFRS 8.

As a result of the changes to our operating model, the previously reported segments of US Transmission, US Gas Distribution and US Electricity Distribution & Generation are no longer used at any level within the Group for decisions regarding the allocation of resources.

Paragraph 5 of IFRS 8 states that “an operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c)	for which discrete financial information is available.”

Each of these three elements are satisfied for the operating segments named above. Each exists with the intention to, and actually does, earn revenue and incur costs (paragraph 5 (a)), and discrete financial information is available, including revenue and operating costs (paragraph 5 (c)).

In assessing paragraph 5 (b) we consider the following: National Grid’s chief operating decision maker makes decisions about resources to be allocated to segments and assesses their performance using:

•	multiyear business plans;

•	budgets and forecasts; and

•	monthly management reports.

The above information is presented to the chief operating decision maker segregated as UK Transmission, UK Gas Distribution and US Regulated, i.e. our operating segments. While the chief operating decision maker may receive reports on specific matters related to a component of an operating segment from time to time, such as details of a regulatory filing made by a particular utility, these are predominantly operational in nature and do not constitute a review of financial performance.

We have consistently applied these segments throughout our 2012 Form 20-F, including within our Business Review. Our Business Review provides a fair representation of how our chief operating decision maker viewed our business during the period and currently, the information it receives and how it uses that information to set strategy and monitor performance.

Paragraph 9 of IFRS 8 states that an operating segment generally has a segment manager, who is directly accountable to, and maintains regular contact with, the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The Company’s Executive Director, UK and Executive Director, US are the segment managers and report to the chief operating decision maker the above information.

Note 24. Provisions, page 147

2	Refer to your “regulatory process” disclosure on page 26 where you state, “[F]ERC allows rates to be put in place before a final decision is reached, however a refund may be required if the outcome is unfavourable.” Explain to us how you assess whether a provision for estimated refunds is required under IAS 37.

Response

Paragraph 14 of IAS 37 states “a provision shall be recognised when:

(a)	an entity has a present obligation (legal or constructive) as a result of a past event

(b)	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(c)	a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision shall be recognised.”

In the circumstances described, under our Federal Energy Regulatory Commission (FERC) regulatory arrangements we would not be required to repay amounts to individual customers to compensate for a change to prices they paid for services received in the past. Rather, we are required to reduce prices charged in future periods to customers who will receive our services in those periods. As the outflow of economic benefits will only occur when the service is provided in the future, at the balance sheet date we do not have a present obligation as a result of a past event. In accordance with IAS 37 a liability is not recognised.

We recognise however that the term “refund” in this context might be misunderstood by a user of our 2012 Form 20-F. Following recent consultations by the UK Department of Business Innovation and Skills on planned changes to narrative reporting, and the evolution of best practice reporting by UK companies more generally, we are currently undertaking a detailed review of the structure, format and content of our Form 20-F. As we complete this review over the next several months, we will develop language to address the Staff’s comments when preparing our 2013 Form 20-F.

Our accounting approach in respect of the circumstances described above is in accordance with the current general practice for entities applying IFRS. As the Staff will be aware, the accounting for rate regulated activities under IFRS continues to be the subject of much debate with recent discussions by both the International Financial Reporting Interpretations Committee (IFRIC) and the International Accounting Standards Board (IASB) on this subject.

Supplemental Information

Pursuant to a request from the Staff, National Grid hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you or the Staff have any questions or require any additional information, please contact the undersigned at +44 207 004 3033 or via e-mail at andrew.bonfield@nationalgrid.com.

Sincerely,

/s/ Andrew Bonfield

Andrew Bonfield

Finance Director

National Grid plc

cc:	Anthony Watson, Securities and Exchange Commission
Robert Babula, Securities and Exchange Commission
Alison Kay, National Grid plc
Thomas B. Shropshire, Jr., Linklaters LLP

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